PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

July 30, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

    Commission

Mail Stop 3010

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CNL Macquarie Global Income Trust, Inc.
Registration Statement on Form S-11 Filed April 8, 2009
Registration No. 333-158478

Dear Ms. Garnett:

We are writing on behalf of our client, CNL Macquarie Global Income Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated May 8, 2009. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain my information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	Tel: 407-843-4600 • Fax :407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 250 ORLANDO, FLORIDA 32801-3383

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

RESPONSE:

To date, the Company has not prepared sales literature or sales materials of any kind for use in connection with the offering. However, if any sales literature or sales materials are prepared in the future, the Company will provide copies to the Staff prior to use.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation l4E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE:

We have analyzed the applicability of the tender offer rules, including Rule 14e-4 and Regulation 14E, to our share redemption program. We believe that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

3. We note that [            ] up to 60% of your assets may be located outside of the United States. We also note the disclosure on page 6 indicating that income or gains derived from operations outside the United States will be subject to taxation under the applicable foreign tax system. Please revise to provide a detailed discussion of the possible non-favorable tax treatment and how such treatment would affect taxation on the corporate and shareholders level. For instance, elaborate on the additional tax cost and other inefficiencies that could reduce the benefits of your REIT status.

RESPONSE:

We have revised the “Prospectus Summary — Our REIT Status” section to provide a more detailed discussion of the possible non-favorable tax treatment, and its effect, to the extent we invest in assets outside the United States. We have also provided greater detail in “Federal Income Tax Considerations — Other Tax Considerations.” We believe our existing discussion of these risks in the “Risk Factors — Federal Income Tax Risks” is sufficiently detailed.

Our Conflicts of Interest, page 6

4. We note the disclosure of the number of other programs that have similar investment objectives to you. Please revise to disclose the number of real estate programs to which your advisor, its affiliates, and related parties may allocate their time so that the conflict involving the amount of time devoted to your operations is placed into context.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

RESPONSE:

We have revised the first bullet point in the Prospectus Summary — Our Conflict of Interest section which we believe provides the requested clarification. We have also made conforming changes to the related risk factor in the Form S-11, captioned: “Risks Related to Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties.”

Compensation of Our Advisor and Affiliates, page 8

5. We note the estimated fees you disclosed assuming debt financing are based on 45% leverage. Please revise to provide such disclosure based on your maximum leverage limitation.

RESPONSE:

We have revised the more detailed disclosures contained in the “Management Compensation” to include additional disclosure of the estimated fees that would apply in the event our debt financings are based on the upper end of the range we intend to target for leverage, or 60%.

Our Exit Strategy, page 3

6. Please revise to clarify here, and where appropriate, that you do not have specific criteria established for the “consideration” that is required prior to the seventh anniversary of the effective date of this offering, if true. Also, clarify if you will explain your consideration to shareholders in the event the board decides not to pursue a liquidity event.

RESPONSE:

Although there would be certain criteria that a board of directors may consider today in determining whether to pursue a liquidity event (e.g., the state of the real estate market, current stock market conditions), we do not know what macro- and micro-circumstances will exist in the future. We believe it may be unnecessarily limiting and potentially misleading to identify a specific set of factors today that the Company’s board of directors will consider in determining whether to pursue a liquidity event in the future. Those factors may or may not be relevant at that time. We respectfully submit that it is not in the best interests of the Company or its stockholders to establish pre-determined criteria at this time. When the Company’s board of directors determines to pursue a liquidity event that requires the approval of its stockholders, the factors the board considered in making its determination will be disclosed to the Company’s stockholders to the extent required by applicable law or regulation. We have added clarifying language to “Prospectus Summary — Our Exit Strategy” and under “Business — Disposition Policies.”

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

7. Considering the potentially significant amount of loans and real estate related securities that may be included in your portfolio, please provide a risk factor addressing the risks associated with the possibility that you may be classified as an investment company under the Investment Company Act of 1940. Also, please discuss the limitations on how you will be able to invest your portfolio if you intend to avoid becoming an investment company.

RESPONSE:

We believe we have covered your request on page 28, under the risk factor entitled “Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.” Please advise if you believe we have not sufficiently addressed the risk.

8. We note the disclosure in the introductory paragraph that “additional risks and uncertainties not presently known” may cause you harm. Please revise to remove the noted qualification.

RESPONSE:

We believe the introductory paragraph to the section of the Form S-11, captioned “Risk Factors,” is appropriate as originally filed. We believe it would be misleading to investors for us to claim, directly or indirectly by inference, that the only risks that we could face are those that are enumerated under “Risk Factors.” While we believe we have identified the material risks currently relevant to us, there are risks which may be immaterial now but may develop into material risks in the future, or there may be circumstances that arise in the future that create material risks, none of which we can reasonably predict at this time, and investors should be aware of that. Additionally, we note that other registrants who are public unlisted REITs include in the preamble paragraph to their Risk Factors section of their Forms S-11 the statement that “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.” (See, e.g., American Realty Capital Trust, Behringer Harvard Multifamily REIT I, Behringer Harvard Opportunity REIT II, Cole Credit Property Trust III, KBS Real Estate Investment Trust II and Strategic Storage Trust.) By excluding that sentence, we may be subject to claims that we misled investors, since an investor could claim that he or she was led to believe that all risks, both current and future, were discussed. We believe the current language fairly balances the requirement to disclose known potential material risks and the Company’s desire not to mislead investors.

Management Compensation, page 57

9. We note the discussion of investment impairments on page 97. Please revise to clarify if the amounts used to determine your asset management fee will take into account any impairments made to your assets. If not, please revise to clarify that fact here and in the disclosure regarding conflicts of interest and risk factors.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

RESPONSE:

The discussion of investment impairments in the MD&A section is focused on direct and indirect investments in real estate assets. We have revised the definition of “Real Estate Asset Value” to clarify that the value would exclude the impact of non-cash reserves and depreciation. Therefore, the asset management fee will not be impacted by the decision to take an impairment charge on a real estate investment. Asset management fees on mortgages and other notes receivable will be based on the amortized principal balance which will not be decreased by reserves. In the case of real estate-related securities, the asset management fee will be based on book value, which could include a diminution in value resulting from events or changes in circumstances impacting the underlying assets or obligor.

Investment Objectives and Policies, page 77

10. The risk factors on pages 40-41 indicate that securitizations are an integral aspect of your business plan, otherwise you would not have included their potential unavailability as material risks to you. As such, please revise to discuss how securitizations fit into your investment objectives and policies.

RESPONSE:

Please refer to “Liquidity and Capital Resources” in the “Management’s Discussions and Analysis of Financial Condition and Results of Operations” section in the Form S-11 where it is noted that securitizations of mortgages may be utilized as a potential capital source (versus part of our investment objectives).

11. We note that you intend to invest up to 30% of your portfolio in commercial real estate related debt and securities, and that the target allocation is subject to change. Please tell us whether there are any restrictions in your charter on the amount of your portfolio that may be invested in this type of assets. In addition, please provide us with a detailed legal analysis of how you will manage your portfolio in a manner that will enable you to avoid becoming subject to regulation under the Investment Company Act.

RESPONSE:

There are no restrictions in our charter which limit the amount of the portfolio which may be invested in commercial real estate debt and securities. As stated in our investment objectives, we intend to invest up to 30% in this asset class. However, as noted on page 85 under “Investment Limitations to Avoid Registration as an Investment Company”, the advisor will continually review activities to avoid being classified as an Investment Company. That review process will entail several procedures that may be updated from time to time to ensure there is an effective compliance regime. In addition, it is intended that our board of directors will adopt several resolutions designed to implement policies and provide guidance for our operations that will minimize the likelihood that we will become subject to regulation under the Investment Company Act (the “ICA”), such as the resolution provided for in Rule 3a-2(a)(2) promulgated under the ICA.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

The review process will include several components. First, there will be a quarterly analysis presented for the CFO’s review, noting the current asset valuations and calculations that confirm compliance under one of the relevant exemptions (principally ICA Section 3(a)(1)(C)) and analyzing asset value trend information and other relevant factors to determine whether compliance is likely to becomes problematic in the future. Second, as part of the approval process for acquiring securities, an analysis will be presented to the Investment Committee noting any compliance issues under the ICA and presenting the calculations confirming compliance with the relevant exemption. If either of the processes above indicates a potential compliance problem under the ICA, we will consider taking appropriate actions to avoid becoming an Investment Company.

Finally, to the extent the exemptions are rendered inapplicable (most likely due to severe asset valuation shifts), we will consider seeking a legal opinion under Section 3(b)(1) of the ICA, availing ourselves of the transient investment company safe harbor under Rule 3a-2, or taking other measures to bring us within the ICA exemptions.

Investments in and Originating Real Estate Related Loans, page 79

12. We note from the disclosure on pages 82 and 83 that you intend to invest in CMBS and CDOs. Please revise to discuss the recent and current market conditions affecting the noted securities and explain how such developments affect your investment strategy. Also, please revise to discuss how the “income oriented” focus affects your holding strategy regarding loans and securities acquired.

RESPONSE:

We believe developments in the market over the past twelve months for CMBS and CDOs have generally improved the returns available for investors looking to allocate new capital to these types of assets. However, these market conditions can change substantially through time hence it is difficult to make definitive statements regarding the effect on our investment strategy. Our company has a broad mandate to invest in a wide variety of investments. As conditions in the market change, different investments will become more or less attractive and we will seek to capitalize on those market changes to deliver performance consistent with our investment objectives. We respectfully suggest that it is sufficient to state that these investments will be subject to our due diligence process (as described in “Investments in and Originating Loans”) in order for our advisor to assess the investment relative to our stated investment objectives at the time the investment opportunity is available. Additionally, please see the “Risk Related to Our Business” and “Risk Relating to Investments in Real Estate-Related Securities” sections contained in the “Risk Factors” section of the Form S-11 which highlight potential risks to real estate assets and real estate related assets (including loans and securities) due to deteriorating market conditions.

With respect to loans and securities, because of our “income oriented” focus we expect to hold the investment to its maturity or, at least for the medium term. However, it should be noted that this does

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

not preclude the routine, ongoing assessment of our portfolio, the result of which may include a recommendation by our advisor to sell all or a portion of such investments to achieve our investment objectives. We have included additional disclosure regarding our holding strategy of loans and securities in the “Investments in and Originating Loans” section contained in the “Investment Objectives and Policies” section of the Form S-11.

Prior Performance Summary, page 89

13. Please revise to update your prior performance summary and the prior performance tables for CNL to include information as of December 31, 2008.

RESPONSE:

The prior performance summary and the prior performance tables have been updated to include information as of December 31, 2008 to the extent applicable. Please note that the Macquarie funds have a June 30 fiscal year end except for one fund – Starhill Global REIT (formerly known as Macquarie PRIME REIT), which had a December 31 year end. However, Macquarie completed the sale of its holdings in the management company of Starhill on December 31, 2008 and, therefore, no further update is required.

14. Please revise to disclose aggregate number of properties purchased and location by region for the 10 year summary on page 89 of the public programs sponsored by CNL. Also, please provide similar regional disclosure for CNL’s nonpublic programs.

RESPONSE:

The prior performance narrative summary has been revised to show the number of properties purchased for the past ten years, and disclosure has been added to indicate that the properties are located throughout the United States with the exception of two properties located in Canada.

Investment Impairments, page 97

15. Please revise this subsection to discuss impairments to your investments other than real estate you wholly own.

RESPONSE:

We have modified the first and second paragraphs in the Investment Impairments section which we believe provides clarification regarding the discussion of impairments to both our wholly owned and indirectly owned investments.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

Prior Performance Tables – CNL

Table III, page A-8

16. We note that you have only provided two years of operating data for CNL Hotels and Resorts and CNL Retirement Properties. Please revise to provide 2004 operating data for the two noted programs.

RESPONSE:

Table III has been revised to include the operating data for CNL Hotels & Resorts, Inc. and CNL Retirement Properties, Inc. for 2004, 2005 and 2006.

Table III – CNL Retirement Properties, Inc., page A-10

17. You reported a $43 million cash deficiency instead of cash generated after cash distributions and special items for 2005. Please reconcile.

RESPONSE:

The amount shown in Table III for 2005 has been corrected and reconciles to the amount reported in the audited statement of cash flows for CNL Retirement Properties, Inc.

Table IV – CNL Retirement Properties, Inc., page A-18

18. Please explain the inconsistency between the Dollar Amount Raised reported in this table versus the amount reported in Table II on page A-5.

RESPONSE:

The Dollar Amount Raised on Table IV is correct. Table II has been revised to reflect this amount.

Table V – CNL Retirement Properties, Inc., page A-20

19. We note that you reported $2.4 million in purchase money mortgage taken back by program. Please revise to provide a footnote to the table confirming that the amounts shown are the face amounts and do not represent discounted current value. In addition, describe the terms including interest rate, any balloon payment and other special provisions. Refer to footnote 2 to Table V in Industry Guide 5. Revise your disclosure accordingly for CNL and Macquarie Capital Funds.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

RESPONSE:

The $2.4 million represents the face amounts of each of the two mortgages taken back in March of 2006 in connection with the sale of the Greenwood and Roswell properties by CNL Retirement Properties, Inc. A footnote has been added to the table which clarifies this and describes the terms of the mortgages which require interest to be paid annually at a rate of 6% with the principal balance due in March 2009.

Prior Performance Tables – Macquarie Capital Funds

Table I, page B-4

20. From footnote 4, it appears that the DRP proceeds are used for capital expenditures instead of funding acquisitions, if so, please revise to clarify the percentage raised through non-DRP offerings that were applied toward acquisition costs. Also, we note that footnote 5 ties acquisitions cost to associated capital raising. Please revise to clarify how DRP proceeds are classified in this footnote.

RESPONSE:

The footnotes to Table I have been revised in an effort to clarify the use of funds raised. In response to your comment regarding footnote 4, as a portion of DRP proceeds were applied toward acquisition costs, we cannot exclude DRP proceeds in their entirety for the purpose of calculating the percentage of funds applied toward acquisition costs. We have revised footnotes 6 and 13 to disclose the percentage of total funds raised that were not utilized for capital expenditures, including development costs, that were applied toward acquisition costs. An additional line has been added to Table I to demonstrate the percentage of total funds raised that were applied to capital expenditures, including development costs. In response to your comment regarding footnote 5, this footnote, which is now reflected as footnote 7, has been revised to clarify that acquisition costs refer only to properties purchased with funds raised, including DRP proceeds.

21. It is not clear if the percentages listed for the offering expenses include the DRP proceeds. If so, please revise to include a footnote to disclose the offering expenses as a percentage of your non-DRP offering proceeds.

RESPONSE:

Footnotes 4 and 12 have been revised to clarify that the percentages listed for the offering expenses include DRP proceeds. Additionally, footnotes 4 and 12 have been revised to disclose offering expenses related to non-DRP issuances as a percentage of non-DRP funds raised.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

Table IV, page B-9

22. Please revise to clarify the amount included in the dollar amount raised that is attributable to the program’s DRP.

RESPONSE:

Table IV has been amended to include the dollar amount raised that is attributable to the program’s DRP.

23. Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

RESPONSE:

Attached to this letter as Exhibits 5.1 and 8.1 are the legal and tax opinions in draft form, respectively, for your review.

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11 filed on April 8, 2009. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER,
KANTOR & REED, P.A.

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

Encls.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 30, 2009

cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.

FORM OF EXHIBIT 5.1

                    , 2009

CNL Macquarie Global Income Trust, Inc.

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

We have acted as counsel for CNL Macquarie Global Income Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration and proposed sale of 150,000,000 shares of common stock of the Company, par value $.01 per share (the “Shares”), pursuant to the Registration Statement on Form S-11 (File No. 333-158478) which was filed by the Company under the Securities Act of 1933 (the “Registration Statement”).

Based upon an examination and review of, and in reliance upon, such documents as we have deemed necessary, relevant or appropriate, we are of the opinion that upon payment for and issuance and delivery as provided in the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement.

Cordially yours,

____________________________________________

LOWNDES, DROSDICK, DOSTER,

KANTOR & REED, P.A.

FORM OF EXHIBIT 8.1

                    , 2009

CNL Macquarie Global Income Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Ladies and Gentlemen:

We have acted as special tax counsel to CNL Macquarie Global Income Trust, Inc. (the “Company”), a Maryland corporation, in connection with the Company’s offering (the “Offering”) of shares of its common stock pursuant to the Registration Statement on Form S-11 (Registration No. 333-158478) filed by the Company with the U.S. Securities and Exchange Commission (the “Registration Statement”) and the prospectus included therewith, each as amended through the date hereof. As a part of our representation, you have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with our opinions expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Articles of Incorporation of the Company, certified as of a recent date by the State Department of Assessments and Taxation of the State of Maryland;

(3)	the form of the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Amended and Restated Articles”);

(4)	the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(5)	the Limited Partnership Agreement of CNL Macquarie Growth, LP (the “Operating Partnership”);

(6)

a certificate from the Company, dated as of the date hereof, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership and their respective subsidiaries; and

(7)	such other documents, certificates and records provided to us by the Company which we have deemed necessary or appropriate as a basis for the opinions set forth herein.

For the purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with the Company’s consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Review Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of Treasury (the “Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history and existing administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, these opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries will each be operating in the manner described in the Amended and Restated Articles, the Bylaws and the Operating Partnership’s Limited Partnership Agreement, as applicable, and the other organizational documents of each such entity and their subsidiaries and that all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that all statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under the Code (a “REIT”) depends upon the Company’s ability to satisfy the various qualification tests imposed under the Code, including tests based upon actual annual operating results, distribution levels and diversity of share ownership. We do not undertake to monitor whether the Company actually will satisfy such qualification tests. Accordingly, no assurance can be given that the actual results of the operations of the Company for one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i)

the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2009, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2009; and

(ii)

the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which the Company has requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise the Company of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update this opinion letter from time to time. The Company should be aware that an opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurances can be given that a contrary position may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Arnold & Porter LLP in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission.

Sincerely,

________________________________________

ARNOLD & PORTER LLP